Exhibit d 2 (b) i

ECLIPSE FUNDS INC., THE MAINSTAY FUNDS AND
MAINSTAY VP SERIES FUND, INC.

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 16th day of October 2009, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Epoch Investment Partners, Inc., a Delaware corporation (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated June 29, 2009 (“Agreement”); and

WHEREAS, the parties hereby wish to amend the Agreement:  (i) to add the MainStay Epoch U.S. All Cap Fund, a series of Eclipse Funds Inc.; and (ii) to reflect a name change for the MainStay Total Return Fund, a series of The MainStay Funds.

NOW, THEREFORE, the parties agree as follows:

(i)	Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Barry A. Schub
Name:	Barry A. Schub
Title:	Executive Vice President

EPOCH INVESTMENT PARTNERS, INC.

By:	/s/ Timothy Taussig
Name:	Timothy Taussig
Title:	Chief Operating Officer

Exhibit d 2 (b) i - Amendment to SUBADVISORY AGREEMENT - EPOCH - 10-16-09

SCHEDULE A
(Revised as of close of business on October 16, 2009)

As compensation for services provided by Subadvisor with respect to each of the following Series the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for services rendered hereunder, an annual subadvisory fee with respect to such Series equal to the following:

SERIES	ANNUAL RATE

MainStay Epoch U.S. All Cap Fund[1]	0.425% on assets up to $500 million; 0.4125% on assets from $500 million to $1 billion; and 0.40% on assets over $1 billion

MainStay Small Cap Growth Fund[1,2]	0.425% on assets up to $1 billion; and 0.40% on assets over $1 billion

MainStay Income Builder Fund[1,3] (formerly Total Return Fund)	50% of the effective gross management fee

MainStay VP Developing Growth Portfolio[1]	0.400% on assets up to $200 million; 0.375% on assets from $200 million to $500 million; 0.3625% on assets from $500 million to $1 billion; and 0.350% on assets over $1 billion

MainStay VP Total Return Portfolio[1,4]	50% of the effective gross management fee

The fee based upon the average daily net assets of the respective Series, unless otherwise noted, shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series.

Payment will be made to the Subadvisor on a monthly basis.

Exhibit d 2 (b) i - Amendment to SUBADVISORY AGREEMENT - EPOCH - 10-16-09

[1]
Effective three years after the date of this Agreement, the Subadvisor will equally share in any modifications to the management fee or management fee breakpoints for the Series that are implemented subsequent to the date of this Agreement.

[2]
With respect to the MainStay Small Cap Growth Fund, to the extent that the net management fee ratio for the Fund is less than the subadvisory fee ratio due to total net expense limitation reimbursements, the Subadvisor has agreed to receive an amount equal to the net management fees.

[3]
Based on the percentage of the Subadvisor’s Allocated Assets constituting the Series’ average daily net assets. For reference, the management fee schedule for MainStay Income Builder Fund is 0.64% on assets up to $500 million; 0.60% on assets between $500 million and $1 billion; and 0.575% on assets over $1 billion.

[4]
Based on the percentage of the Subadvisor’s Allocated Assets constituting the Series’ average daily net assets.  For reference, the management fee schedule for MainStay VP Total Return Portfolio is 0.57% on assets up to $1 billion and 0.55% on assets over $1 billion.

Exhibit d 2 (b) i - Amendment to SUBADVISORY AGREEMENT - EPOCH - 10-16-09